EXHIBIT 4

THIS LOAN AGREEMENT is dated this 20th day of January 2004

BETWEEN:

Kanton Services Limited, a limited liability company registered in the British Virgin Islands and having its registered office at Akara bldg., 24 De Castro str., Wickhams Cay I, Road Town, Tortola, British Virgin Islands (the «Lender»)

and

Gallagher Holdings Limited, a limited liability company registered in Cyprus and having its registered office at Agiou Pavlou, 15, Ledra House, Agious Andreas, P.C. 1105, Nicosia, Cyprus  (the «Borrower»)

RECITALS

The Borrower wishes to raise finance for the further development of its business including acquisition of securities.

The Lender wishes to place at the disposal of the Borrower a credit facility of US$ 55,000,000 (Fifty five million US Dollars) on the terms and conditions set out below to enable the Borrower to carry out those matters referred to in Recital (A) above.

NOW IT IS HEREBY AGREED as follows:

Interpretation

In this Agreement, unless the context otherwise requires, the following defined terms shall have the following meanings:

«Advance» means an amount provided by the Lender to the Borrower which, in aggregate with other amounts provided by the Lender to the Borrower pursuant to this Agreement, does not exceed the amount of the Facility;

 «Availability Period» means the period up to June 30, 2004;

«Banking Day» means a day when commercial Banks are generally open for business in Switzerland, USA and in Cyprus other than Saturdays, Sundays and public holidays;

 «Drawdown Notice» means the notice to be given to the Lender by the Borrower in the form set out in Schedule 1 to this Agreement;

 «Event of Default» means any of the events or circumstances specified in clause 5;

«Facility» means the loan of US$ 55,000,000 (Fifty five million US Dollars) granted by the Lender to the Borrower for a period of time up to January 31, 2005 on the terms and subject to the conditions set out in this Agreement;

«Facility Account» - account of the Borrower for the Facility to be transferred with the following details:

Credit Suisse
PO Box 500
CH-8070 Zurich
Swift: CRES CH ZZ 80A

Attn. Babak Dastmaltschi
For acct of: Gallagher Holdings Ltd
Acct Nr. 0835-375988-72
USD correspondent bank:
Bank of New York
52nd Street/Park Avenue
New York, NY 10019
ABA number 021 000 018
Swift: IRVTUS3N

or other account of the Borrower as may be supplied by the Borrower later on;

«Interest» means interest of 5% (five per cent) per annum;

«Lender’s Account» - account of the Lender for the Facility to be repaid with the following details:

Credit Suisse

PO Box 500

CH-8070 Zurich

Swift: CRES CH ZZ 80A

Attn. Babak Dastmaltschi

In favor of Kanton Services Limited

Acct Nr. 0835-643728-1

USD correspondent bank:

Bank of New York

52nd Street/Park Avenue

New York, NY 10019

Swift: IRVTUS3N

«Taxes» includes all present and future federal and municipal taxes, levies, imposts, duties, fees or charges of whatever nature together with penalties and interest in respect thereof; and «Taxation» shall be construed accordingly.

1              Subject of the Agreement

The Lender shall make available to the Borrower the Facility through the provision of Advances, and the Borrower shall repay the amount of the Facility together with Interest in accordance with this Agreement.  An Advance shall be considered to have been made on the date upon which it is received in the Facility Account.

2              Amount and Drawdown of the Facility

2.1                                 The Borrower may draw down at any time on or prior to the end of the Availability Period an Advance by giving a Drawdown Notice to the Lender.  As soon as practicable after the giving of such Drawdown Notice, such Advance will be transferred by the Lender to the Facility Account. The Drawdown Notice, once given, shall be irrevocable.

2.2                                 In the event that the Borrower has not given to the Lender a Drawdown Notice by the end of the Availability Period the Lender shall not be obliged to make the Facility available to the Borrower and the parties’ respective obligations under this Agreement shall lapse.

3              Repayment and Interest

3.1                                 Unless the Lender agrees otherwise in writing all Advances shall be repaid together with Interest thereon to the Lender by the Borrower in accordance with this Agreement.

3.2                                 The Borrower may wholly or partially repay the principal amount of any Advances and/or Interest before such date as such payment may be due in accordance with this Agreement.

3.3                                 At any time after June 30, 2004 the Lender may require the Borrower in writing to repay the principal amount of any Advances and/or Interest before such date as such payment may be due in accordance with this Agreement. Upon receipt of such written notice from the Lender the Borrower shall within 12 (twelve) business days repay all Advances together with Interest accrued thereon to the Lender’s Account.

3.4                                 Interest shall accrue daily in respect of each Advance at the flat rate of 5% (five per cent) per annum calculated on the full amount of any Advance which is outstanding and which has not been repaid.  Interest shall be payable in respect of each Advance on the date of repayment of the principal amount of such Advance.

3.5                                 In the event that the Borrower shall fail to pay any amount of principal of the Advance and/or Interest or other amount payable under this Agreement on the due date, the Borrower shall pay default interest on such unpaid amounts at the rate of 10% (ten per cent) per annum from the due date up to the date of actual payment.

3.6                                 Each repayment by the Borrower of principal and Interest shall be deemed to have been repaid at the moment when such repayments are received in the Lender’s Account. Notwithstanding the foregoing, default interest under clause 3.5 shall only continue to accrue on a relevant sum until the relevant sum has been debited from such bank account of the Borrower as it may choose pursuant to complete and accurate written instructions from the Borrower to such bank directing that the relevant sum be transferred immediately to the Lender’s Account by same day transfer of funds.

4              Payments

4.1                                 All payments by the Borrower hereunder shall be made in full, without set-off or counterclaim and free and clear of any deductions or withholdings, in United States Dollars on the due day for payment to the Lender’s Account.  If the Borrower (or any person on its behalf) is required whether by the law or otherwise to make a deduction or withholding from any payment due to the Lender hereunder for any reason, the sum payable by the Borrower shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Lender receives a net sum equal to the amount it would otherwise have received had no such deduction or withholding been made.

4.2                                 When any payment would otherwise be due on a day which is not a Banking Day, the immediately preceding Banking Day shall be substituted as the due date for the purposes of such payment.

5              Events of Default

5.1                                 The Lender may, without prejudice to its other rights hereunder, by notice to the Borrower terminate its obligation to make the Facility available and declare the Advance together with all Interest thereon and other moneys payable hereunder to be immediately (or in accordance with any other terms stated in such notice) due and payable, at any time after any of the following events of default shall have occurred (or, in any case where such default is in the opinion of the Lender capable of remedy, such default shall not have been remedied within 15 (fifteen) days of the Lender notifying the Borrower of such default and requiring the Borrower to remedy such default):

(i)                                     the Borrower fails to pay any sum payable by it under this Agreement in the currency, at the time and in the manner specified in this Agreement; or

(ii)                                  any judgement or order of a court of competent jurisdiction made against the Borrower is not stayed or complied with within seven days or an encumbrancer takes possession of the whole or any material part of the assets, rights or revenues of the Borrower or a distress or other process is levied or enforced upon any of the assets, rights or revenues of the Borrower and is not discharged within seven days; or

the Borrower is adjudicated or found bankrupt or insolvent or any step is taken or proceedings are commenced for the winding-up, administration or dissolution of the Borrower or for the appointment of a liquidator, administrator, receiver or similar officer in respect of the Borrower or of the whole or any material part of its assets, rights or revenues; or

it becomes unlawful for the Borrower to perform all or any of its obligations under this Agreement.

In the event that the Lender shall by notice to the Borrower declare the Advance together with Interest and/or other amounts hereunder due and then all such amounts shall immediately (or, upon demand of the Lender, if such is stated in the notice) become due and payable. For the avoidance of doubt, in any case where notice is so given, the following amounts shall become immediately (or, upon demand of the Lender, if such is stated in the notice) due and payable: (a) the entirety of the Advance (to the extent not repaid prior to the date of such notice); (b) the entirety of the Interest; and (c) such other amounts as are payable under this Agreement as at the date of such notice.

6              Miscellaneous

6.1                                 This Agreement may only be amended in writing by authorised representatives of the Parties.

All notifications mentioned in this Agreement are to be made in written form. Such notifications shall be sent by facsimile transmission or delivered by hand or by registered mail to the following addresses:

If to:	Original to:	With a copy to:
The Borrower	Gallagher Holdings Limited 17-19 Omonias Avenue, 1st Floor, CY-3052 Limassol, Cyprus Attn. Demetrios Serghides Tel. +357 25 564 555 Fax +357 25 560 438

The Lender	Kanton Services Limited Akara bldg., 24 De Castro str., Wickhams Cay I, Road Town, Tortola, British Virgin Islands

6.3                                 This Agreement has been executed in 2 (two) copies.

7              Governing Law

This Agreement shall be governed by and construed in accordance with the laws of England and Wales.

7              Arbitration

7.                                       Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force. There shall be one arbitrator and the appointing authority shall be the London Court of International Arbitration. Where the UNCITRAL Arbitration Rules do not provide for a particular situation, the arbitrator shall, in his absolute discretion, determine what course of action should be followed and the arbitrator’s decision shall be final and binding on the parties to the arbitration. The place of Arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings. Without prejudice to the rights of the Lender, the Parties hereto waive their right to any form of appeal or recourse from such arbitral proceedings to a court of law or other judicial authority.

7.2                                 The arbitral tribunal shall not be authorised to take or provide, and no party shall be authorised to seek from any judicial authority, any interim measures of protection or any pre-award relief against the Lender, any provisions of the UNCITRAL Arbitration Rules notwithstanding. The arbitral tribunal shall have authority to consider and include in any proceeding, decision or award any dispute properly brought before it by any party hereto insofar as such dispute arises out of this Agreement, but, subject to the foregoing, no other parties or other disputes shall be included in, or consolidated with, the arbitral proceedings.

8              Addresses of the Parties

The Lender:

Kanton Services Limited

Address: Akara bldg., 24 De Castro str., Wickhams Cay I, Road Town, Tortola, British Virgin Islands

The Borrower:

Gallagher Holdings Limited

Address: Agiou Pavlou, 15, Ledra House, Agious Andreas, P.C. 1105, Nicosia, Cyprus

IN WITNESS WHEREOF the parties have entered into this Agreement on the day and year first above written

THE LENDER	THE BORROWER

/s/ John Banks	/s/ Demetrios Serghides
John Banks	Demetrios Serghides
Director	Director

Schedule 1

DRAWDOWN NOTICE

_____________, 2004

To:   the Lender

Kanton Services Limited

Akara bldg., 24 De Castro str.,

Wickhams Cay I, Road Town,

Tortola, British Virgin Islands

Loan Agreement dated January 20, 2004 (the «Agreement»)

We refer to the above Agreement and hereby give you notice that we wish to draw down an Advance of USD _____________ (______________) under the Facility.

We confirm:

(a)                                  that no event or circumstance has occurred and is continuing which constitutes an Event of Default; that no event has occurred nor circumstance arisen which is continuing and which with the giving of notice or lapse of time would constitute an Event of Default; that no Event of Default would arise from receipt of the Advance by the Borrower;

 (c)                               that the borrowing of the Advance will be within our corporate powers, has been validly authorised by appropriate corporate action and will not cause any limit on our borrowings to be exceeded.

Words and expressions defined in the Agreement shall have the same meanings when used in this notice.

For and on behalf of the Borrower